VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED

2008 JUL -7 P 1:28

OFFICE OF INTERNATIONAL CORPORATE FINANCE

25 June 2008

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

[redacted]

08003636

Attention: Mr. Elliot Staffin

Re: ~~Viralytics~~ Limited
12g3-2(b) Information
File No. 82-34945

SUPPL

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

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Viralytics Ltd ABN 12 010 657 351
www.viralytics.com

t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

VIRALYTICS LTD
ONCOLYTIC VIRUSES
A NEW HOPE FOR CANCER TREATMENT

RECEIVED
2008 JUL -7 P 1:23

ASX and Media Release
24 June 2008

Phase I Intravenous trial for Melanoma, Prostate and Breast Cancer – Cohort complete

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Viralytics Limited is pleased to announce that the first group of patients in the Phase I intravenous clinical trial of CAVATAK™ has completed their treatment. Following a meeting of the Data Safety Monitoring Committee, established to monitor the safety of the trial, the company has now been given permission to commence treatment of the next patient group.

This is the first time the company's oncolytic virus CAVATAK™ has been delivered intravenously. Each patient received a single infusion of CAVATAK™. Treatment of this first group of patients determined that:

1. There were no serious adverse events considered to be related to the study medication or causing withdrawal from the study.
2. A single infusion of 1×10^6 $TCID_{50}$ of CAVATAK™ into patients with Stage IV metastatic melanoma appears to be well tolerated.

The primary purpose of the current Phase I clinical trial is to assess the safety of CAVATAK™. Secondary endpoints in this study include monitoring early stage biological activity of CAVATAK™ through the assessment of tumour size and signs of viral replication.

The next cohort of patients in this trial will receive two separate infusions of CAVATAK™ 7 days apart.

This Phase I trial forms part of the Company's overall clinical development strategy. So far the Company has completed an initial Phase I single dose intratumoural trial in late stage Melanoma patients and is currently performing a larger Phase I multi-injection intratumoural trial in late stage Melanoma patients with increasing doses of CAVATAK™ up to 100 times the original dose.

Based on the successful intravenous and intratumoural delivery of CAVATAK™, the Company is now developing more extensive clinical trials to characterize the performance and efficacy of the product in cancer therapy.

Dr Phillip Altman
Executive Director

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W
VIRALYTICS LTD

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